

CORNBREAD

Full Spectrum Wholesome Goodness™

USDA ORGANIC CBD OIL MADE IN KENTUCKY



USDA ORGANIC

Investor Presentation

CornbreadHemp.com



Kentucky Proud™

PROBLEM / OPPORTUNITY





Low barrier to entry,
oversaturation of brands



No regulation,
untrustworthy and
unsafe products



Segmented market,
no real market leader



Over supply of hemp causing
price per lb of hemp to drop,
which increases our margins

SOLUTION




USDA organic certification
& third party lab testing


Regional marketing initiatives
targeting customers and
retailers across the Midwest.


Selective sales approach
partnering with only the most
trusted wellness retailers.

TRACTION

A FEW OF OUR 250
REVIEWS:

"I have been using Cornbread Hemp's whole plant CBD for several weeks and **I am loving the results.** My pain is less and rest is more." - Amy B.

"After a week of using the oil, **I could tell a remarkable difference!**" - Cathy U.



$250,000 FY1 Revenue

 **66%** **GROSS MARGIN,** PROFITABLE Q4

 **OVER 250** ONLINE PRODUCT **REVIEWS**

DISTRIBUTION TO **OVER 100 RETAILERS** IN 10 STATES

 **MEDIA & DIGITAL PRESENCE** (FIRST PAGE ON GOOGLE FOR USDA ORGANIC CBD OIL, NEWS STORIES).

RETAIL **STORE MAP** ›





AUTHENTICITY
AT EVERY ANGLE





MEET OUR
CO-FOUNDERS

JAMES HIGDON

> Author of The Cornbread Mafia
> Cannabis reporter for POLITICO
> Hemp industry expert

ERIC ZIPPERLE

> Accounting degree & MBA, Bellarmine
> Launched Kevin Grangier's PICNIC Catering
> Launched Mint Julep Tours' Nashville office

In 2012, co-founder **James Higdon** published *The Cornbread Mafia*, a book about outlaw cannabis growers from his hometown in Marion County, Kentucky, that operated in the 1970's.

He spent the next **6 years as a leading cannabis journalist for Politico and The Washington Post** before using his experience to help launch **Cornbread Hemp**.

cornbreadhemp.com



MEET OUR TEAM

MEMBERS

Dr. LESLIE MUDD











Resident Pharmacist & Board Member

JON KATZ

Marketing Advisor & Board Member

DAVID KING

Retail Sales Director

KRISTINA JOHNS

Social Media Manager

EVAN MATTHEWS

Website & Photography

MARKET GROWTH





CBD MARKET GROWTH PROJECTION

CAGR **27.7%**



2019 — USD **1.32** Billion

2027 — USD **20.84** Billion

https://www.medgadget.com/2020/03/cannabidiol-cbd-market-to-reach-usd-20-84-billion-by-2027-cv-sciences-isodiol-international-medical-marijuana-aurora-cannabis-cbd-american-shaman.html

ORGANIC MARKET

JUNE 10, 2019 — USDA certified organic market is worth **$50 BILLION A YEAR.**

https://www.agweek.com/business/4622665-us-organic-market-tops-50-billion

PAIN RELIEF MARKET

JANUARY 2020 — The global market for non-opioid pain treatments should grow from $13.8 billion in 2019 to **$31.8 BILLION BY 2024** at a compound annual growth rate (CAGR) of 18.3% for the period of 2019-2024.

https://www.bccresearch.com/market-research/healthcare/non-opioid-pain-treatment-global-markets.html

ANXIETY RELIEF MARKET

The Anxiety and Depression Association of America reported that approximately 40 million people in the U.S. are suffering from anxiety disorders, and treating these patients costs around **$42 BILLION EACH YEAR.**

https://www.ihealthcareanalyst.com/global-anxiety-disorders-depression-treatment-market/

* These are forward looking figures that cannot be guaranteed. *

HOW
WE MAKE MONEY



CORNBREAD

WE DISTRIBUTE PRODUCTS TO CUSTOMERS TWO WAYS:



50% ONLINE
direct to consumer

50% WHOLESALE
accounts

AVERAGE REVENUE

We try to keep **all COGS at 20%** of the MSRP across the board.

DIRECT TO CONSUMER ONLINE
PRICING STRATEGY



$15

We buy

20% COGS

$75

We resell
to consumer

WHOLESALE/ RETAIL
PRICING STRATEGY



$15

We buy

40% COGS

$37.50

We resell
to wholesaler

RETAIL
MARKETING INITIATIVES









ORGANICS
QUESTIONS
@CornbreadHemp

CORNBREAD
USDA ORGANIC CBD OIL
MADE IN KENTUCKY
CornbreadHemp.com

RETAIL SUPPORT PROGRAM
displays, literature, promo's, & staff training.



AUTHENTICITY
THE CORNBREAD STORY
CORNBREAD
Full Spectrum Wholesome Goodness
USDA ORGANIC CBD OIL
MADE IN KENTUCKY
SOURCED FROM
USDA ORGANIC
HEMP FARMS
IN KENTUCKY
100% Pesticide Free
Only Non-GMO Seeds
Sustainable Farming Practices
Naturally Grown in Kentucky Sunshine
CornbreadHemp.com
INDUSTRY LEADING STANDARDS
KENTUCKY TRADIT
FLO

PARTNERSHIP FACEBOOK ADS
introducing our brand to retailers' FB followers.



PARTNERSHIP PR CAMPAIGNS
co-hosted news stories/articles with retailers.



INFLUENCER ACTIVATION CAMPAIGNS
influencer visits store and highlights CBH.



DISTRIBUTOR AND BROKER PARTNERSHIPS
expand rapidly with distributors.



DIRECT MAIL CAMPAIGNS

ONLINE
MARKETING INITIATIVES







PR CAMPAIGNS

features in local/regional news spots, op-ed articles in national publications, whole foods magazine, high times magazine.



FACEBOOK AD CAMPAIGNS

retargeting and lookalike audiences.



EMAIL MARKETING

educational emails, sales and holiday focused emails.



LOYALTY AND REFERRAL PROGRAM

lowest acquisition cost and return customers.



DIRECT MAIL CAMPAIGNS

MILESTONES / USE OF FUNDS

2020 Q1 ▶ USDA organic products
Become profitable

2020 Q2 ▶ Begin affiliate program
Launch crowdfund campaign

2020 Q3 ▶ First 50+ store retail account
Launch new set of products

2020 Q4 ▶ Major PR push
First major sponsorship



FOR
FIRST $50K



33%
PAYROLL & STAFF
EXPANSION

33%
MARKETING
INITIATIVES

33%
INVENTORY EXPANSION / R&D

$50K TO $107K



25%
PAYROLL & STAFF
EXPANSION

25%
INVENTORY
EXPANSION / R&D

50%
MARKETING INITIATIVES

* These are forward looking figures that cannot be guaranteed. *